Exhibit 99.2

PainReform Ltd.

PROXY FOR THE EXTRAORDINARYGENERAL MEETING OF THE SHAREHOLDERS
TO BE HELD ON APRIL 3, 2025

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Ehud Geller, the Interim Chief Executive Officer, attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in PainReform Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of the Shareholders (the “Meeting”) to be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on April 3, 2025 at 3:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF
PAINREFORM LTD.

APRIL 3, 2025 at 3:00 p.m. (Israel time)

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.
To approve an increase of the Company’s authorized share capital by 7,500,000 shares, such that following the increase, the authorized share capital shall be divided into 10,000,000 ordinary shares, no nominal value each, and to amend the Company’s articles of association accordingly.

☐	for	☐	against	☐	abstain

2.	To approve that Dr. Ehud Geller shall receive, in his capacity as our Interim Chief Executive Officer, the compensation, including the option grant, as described in the proxy statement.

☐	for	☐	against	☐	abstain

3.	To approve that Mr. Efi Cohen-Arazi, our non-executive member of the Board of Directors, shall receive the equity remuneration as described in the proxy statement.

☐	for	☐	against	☐	abstain

4.	To approve that Prof. Eli Hazum, our Chief Technology Officer and executive member of the Board of Directors, shall receive the equity remuneration as described in the proxy statement.

☐	for	☐	against	☐	abstain

PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no personal interest in Proposal 2 at this Extraordinary General Meeting of the Shareholders, except for a personal interest of which you have notified the Company about in writing, as required under the Israeli Companies Law, 5759-1999. For further information, please see the accompanying proxy statement.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2025		Date_________, 2025
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.